RESORTS WORLD BHD.
(Incorporated in Malaysia under Company No: 58019-U)

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur.
P. O. Box 12745, 50788 Kuala Lumpur, Malaysia.
Tel: 03-21613833, 20323833 Fax: 03-21615304
Telex: MA 30022 Cable: Gentotel-Kuala Lumpur


05006547

25 February 2005

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

BY FAX/COURIER

Dear Sirs

RESORTS WORLD BHD.
EXEMPTION NO. 82-3229

We enclose a copy of the Quarterly Report comprising the condensed Income Statement, Balance Sheet, Statement of Changes in Equity, Cash Flow Statement and Explanatory Notes for the fourth quarter ended 31 December 2004 and the Audited Results of the Group for the financial year ended 31 December 2004 for filing pursuant to exemption no. 82-3229 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Yours sincerely
RESORTS WORLD BHD.

TAN WOOI MENG
Group Company Secretary

Encls...
F:\USERS\SEC\ROZITA\LETTERS\SECDCF.USA.doc

dlw 3/17



Form Version 2.0

Financial Results

Ownership transfer to **RESORTS WORLD** on **25/02/2005 04:46:27 PM**
Submitted by **RESORTS WORLD** on **25/02/2005 06:06:50 PM**
Reference No **RW-050225-0319A**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **RESORTS WORLD BHD**
*	Stock name	: **RESORTS**
*	Stock code	: **4715**
*	Contact person	: **TAN WOOI MENG**
*	Designation	: **GROUP COMPANY SECRETARY**

Part A1 : QUARTERLY REPORT

* **Quarterly report for the financial period ended** : **31/12/2004**
* **Quarter** : ○ **1 Qtr** ○ **2 Qtr** ○ **3 Qtr** ● **4 Qtr** ○ **Other**
* **Financial Year End** : **31/12/2004**
* **The figures** : ○ **have been audited** ● **have not been audited**

Please attach the full Quarterly Report here:

RWG-ANNQ404.pc


SEC MAIL PROCESSING SECTION
RECEIVED
MAR 02 2005
WASH, D.C.
179

Remarks:

The figures for the cumulative period have been audited

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended
*** 31/12/2004**

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER * 31/12/2004 [dd/mm/yyyy] RM'000	PRECEDING YEAR CORRESPONDING QUARTER 31/12/2003 [dd/mm/yyyy] RM'000	CURRENT YEAR TO DATE * 31/12/2004 [dd/mm/yyyy] RM'000	PRECEDING YEAR CORRESPONDING PERIOD 31/12/2003 [dd/mm/yyyy] RM'000
1	Revenue	**709,110**	**731,983**	**2,838,938**	**2,708,425**
2	Profit/(loss) before tax	**69,822**	**132,486**	**833,881**	**758,718**

3	Profit/(loss) after tax and minority interest	**194,779**	**58,937**	**753,354**	**509,801**
4	Net profit/(loss) for the period	**194,779**	**58,937**	**753,354**	**509,801**
5	Basic earnings/(loss) per share (sen)	**17.84**	**5.40**	**69.00**	**46.69**
6	Dividend per share (sen)	**11.00**	**9.50**	**20.00**	**18.00**

		AS AT END OF CURRENT QUARTER *	**AS AT PRECEDING FINANCIAL YEAR END**
7	Net tangible assets per share (RM)	**4.3500**	**3.8000**

Remarks :
The figures for the cumulative period have been audited

Note: For full text of the above announcement, please access the Bursa Malaysia website at www.bursamalaysia.com

Part A3 : ADDITIONAL INFORMATION

		INDIVIDUAL QUARTER		**CUMULATIVE QUARTER**	
		CURRENT YEAR QUARTER*	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE*	PRECEDING YEAR CORRESPONDING PERIOD
		31/12/2004	**31/12/2003**	**31/12/2004**	**31/12/2003**
		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	Profit/(Loss) from operations	**129,946**	**273,094**	**889,631**	**919,921**
2	Gross interest income	**5,385**	**5,046**	**18,720**	**20,401**
3	Gross interest expense	**18,468**	**14,964**	**68,384**	**72,799**

Remarks :
The figures for the cumulative period have been audited

Note: The above information is for the Exchange internal use only.



RESORTS WORLD BHD

(Incorporated in Malaysia under Company No. 58019-U)
Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur. P.O. Box 10937
50930 Kuala Lumpur, Malaysia. Tel: 03-21612288/23332288, Fax: 03-21615304 Telex: MA 30022.
Website: http://www.genting.com.my

FOURTH QUARTERLY REPORT

Quarterly report on consolidated results for the financial year ended 31 December 2004. The figures for the cumulative period have been audited.

CONDENSED CONSOLIDATED INCOME STATEMENTS
FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2004

	UNAUDITED INDIVIDUAL QUARTER		AUDITED CUMULATIVE PERIOD	
	Current year quarter	Preceding year corresponding quarter	Current year-to-date	Preceding year corresponding period
	31.12.2004	31.12.2003	31.12.2004	31.12.2003
	RM'000	RM'000	RM'000	RM'000
Revenue	**709,110**	731,983	**2,838,938**	2,708,425
Cost of sales	**(491,384)**	(428,188)	**(1,759,464)**	(1,623,747)
Gross profit	**217,726**	303,795	**1,079,474**	1,084,678
Other income	**9,296**	7,823	**31,655**	32,517
Other expenses	**(97,076)**	(38,524)	**(221,498)**	(197,274)
Profit from operations	**129,946**	273,094	**889,631**	919,921
Finance cost	**(18,487)**	(15,234)	**(68,548)**	(73,164)
Share of results of associated company	**(41,637)**	(125,374)	**12,798**	(88,039)
Profit from ordinary activities before taxation	**69,822**	132,486	**833,881**	758,718
Taxation	**124,861**	(73,649)	**(80,909)**	(249,302)
Profit from ordinary activities after taxation	**194,683**	58,837	**752,972**	509,416

CONDENSED CONSOLIDATED INCOME STATEMENTS
FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2004

	UNAUDITED INDIVIDUAL QUARTER		**AUDITED CUMULATIVE PERIOD**	
	Current year quarter	**Preceding year corresponding quarter**	**Current year-to-date**	**Preceding year corresponding period**
	31.12.2004	**31.12.2003**	**31.12.2004**	**31.12.2003**
	RM'000	**RM'000**	**RM'000**	**RM'000**
Minority shareholders' interest	96	100	382	385
Net profit for the period	**194,779**	58,937	**753,354**	509,801
Basic earnings per share (sen)	**17.84**	5.40	**69.00**	46.69
Diluted earnings per share (sen)	**17.84**	5.40	**69.00**	46.69

(The Condensed Consolidated Income Statements should be read in conjunction with the audited Financial Statements for the financial year ended 31 December 2003.)

RESORTS WORLD BHD
CONDENSED CONSOLIDATED BALANCE SHEET

	Audited As at current financial year end 31.12.2004 RM'000	Audited As at preceding financial year end 31.12.2003 RM'000
NON - CURRENT ASSETS		
Property, plant and equipment	**3,383,861**	3,277,533
Land held for property development	**186,117**	201,197
Associated companies	**2,070,339**	2,048,383
Other long term assets	**20,563**	18,050
CURRENT ASSETS		
Inventories	**47,340**	41,839
Trade and other receivables	**112,569**	79,516
Amount due from other related companies	**3,853**	4,555
Amount due from associated companies	**3,473**	711
Short term investments	**374,002**	327,144
Bank balances and deposits	**371,948**	391,734
	913,185	845,499
LESS CURRENT LIABILITIES		
Trade and other payables	**507,498**	437,603
Amount due to holding company	**12,902**	12,121
Amount due to other related companies	**21,508**	32,699
Amount due to associated companies	**14,407**	-
Loan from holding company	**-**	371,870
Short term borrowings	**414,343**	50,350
Taxation	**38,518**	209,752
	1,009,176	1,114,395
NET CURRENT LIABILITIES	**(95,991)**	(268,896)
	5,564,889	5,276,267
SHARE CAPITAL	**545,922**	545,922
RESERVES	**4,207,114**	3,599,443
SHAREHOLDERS' EQUITY	**4,753,036**	4,145,365
MINORITY INTERESTS	**8,910**	9,292
LONG TERM LIABILITIES		
Long term borrowings	**580,688**	935,180
Other long term liabilities	**65,059**	54,719
Deferred taxation	**157,196**	131,711
TOTAL LONG TERM LIABILITIES	**802,943**	1,121,610
	5,564,889	5,276,267
NET TANGIBLE ASSETS PER SHARE (RM)	**4.35**	3.80

(The Condensed Consolidated Balance Sheet should be read in conjunction with the audited Financial Statements for the financial year ended 31 December 2003.)

RESORTS WORLD BHD

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2004

	← Non-Distributable →			Distributable	
	Share Capital RM'000	Share Premium RM'000	Other Reserves RM'000	Unappropriated Profit RM'000	Total RM'000
Balance at 1 January 2003	545,922	33,333	3,030	3,187,085	3,769,370
Net profit for the financial year	-	-	-	509,801	509,801
Appropriation:					
Final dividends paid for the year ended 31 December 2002 (9.0 sen less 28% income tax)	-	-	-	(70,751)	(70,751)
Interim dividend declared for the financial year ending 31 December 2003 (8.5 sen less 28% income tax)	-	-	-	(66,821)	(66,821)
Other movement during the year	-	-	3,766	-	3,766
Balance at 31 December 2003	**545,922**	**33,333**	**6,796**	**3,559,314**	**4,145,365**
Balance at 1 January 2004	545,922	33,333	6,796	3,559,314	4,145,365
Net profit for the financial year	-	-	-	753,354	753,354
Appropriation:					
Final dividends paid for the year ended 31 December 2003 (9.5 sen less 28% income tax)	-	-	-	(74,682)	(74,682)
Interim dividend declared for the financial year ending 31 December 2004 (9.0 sen 28% income tax)	-	-	-	(70,751)	(70,751)
Other movement during the year	-	-	(250)	-	(250)
Balance at 31 December 2004	**545,922**	**33,333**	**6,546**	**4,167,235**	**4,753,036**

(The Condensed Consolidated Statements of Changes in Equity should be read in conjunction with the audited Financial Statements for the financial year ended 31 December 2003.)

RESORTS WORLD BHD
CONDENSED CONSOLIDATED CASH FLOW STATEMENT
FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2004

	Audited 2004 RM'000	Audited 2003 RM'000
CASH FLOWS FROM OPERATING ACTIVITIES		
Profit from ordinary activities before taxation	**833,881**	758,718
Adjustments for:		
Depreciation of property, plant and equipment	**210,886**	204,557
Interest expense	**68,384**	72,799
Interest income	**(18,720)**	(20,401)
Share of results of associated company	**(12,798)**	88,039
Goodwill written off	**-**	4,764
Net provision/(write back) for retirement gratuity	**7,086**	(24,541)
Property, plant and equipment written off	**19,501**	7,514
Development expenditure written off	**15,080**	-
Impairment losses	**13,876**	-
Other non-cash items and adjustments	**(1,015)**	3,277
	302,280	336,008
Operating profit before working capital changes	**1,136,161**	1,094,726
Net change in current assets	**(35,101)**	8,739
Net change in current liabilities	**143,003**	45,342
	107,902	54,081
Cash generated from operations	**1,244,063**	1,148,807
Net tax paid	**(245,133)**	(253,993)
Retirement gratuities paid	**(70,677)**	(564)
Other net operating receipts	**4,255**	4,586
	(311,555)	(249,971)
Net Cash Generated From Operating Activities	**932,508**	898,836
CASH FLOWS FROM INVESTING ACTIVITIES		
Property, plant and equipment	**(339,395)**	(242,255)
Investment in associated companies	**(10,738)**	(229,240)
Other investments	**(57,344)**	12,678
Net Cash Used In Investing Activities	**(407,477)**	(458,817)
CASH FLOWS FROM FINANCING ACTIVITIES		
Dividend paid	**(145,433)**	(137,572)
Interest paid	**(66,830)**	(75,819)
Repayment of borrowings	**(422,220)**	(473,699)
Borrowings from financial institutions	**59,850**	176,130
Net Cash Used In Financing Activities	**(574,633)**	(510,960)
NET INCREASE IN CASH AND CASH EQUIVALENTS	**(49,602)**	(70,941)
CASH AND CASH EQUIVALENTS AT BEGINNING OF FINANCIAL YEAR	**679,959**	750,900
CASH AND CASH EQUIVALENTS AT END OF FINANCIAL YEAR	**630,357**	679,959
ANALYSIS OF CASH AND CASH EQUIVALENTS		
Bank balances and deposits	**371,948**	391,734
Money market instruments (included in short term investments)	**258,409**	288,225
CASH AND CASH EQUIVALENTS AT END OF FINANCIAL YEAR	**630,357**	679,959

(The Condensed Consolidated Cash Flow Statement should be read in conjunction with the audited Financial Statements for the financial year ended 31 December 2003.)

Part I : Compliance with Malaysian Accounting Standards Board 26 ("MASB 26") "Interim Financial Reporting"

a) Accounting Policies and Methods of Computation

The interim financial report has been prepared in accordance with MASB 26, "Interim Financial Reporting" and paragraph 9.22 of the Bursa Malaysia Securities Berhad ("Bursa Malaysia") Listing Requirements.

The interim financial report should be read in conjunction with the audited financial statements of the Group for the financial year ended 31 December 2003. The accounting policies and methods of computation adopted for the interim financial statements are consistent with those adopted for the annual audited financial statements for the financial year ended 31 December 2003 except for a change in the Group's accounting policy on goodwill. It had been the Group's policy to write-off goodwill arising on consolidation to the income statement when the acquisition occurs.

With effect from 1 January 2004, goodwill is recognised as an intangible asset and disclosed on the consolidated balance sheet at cost less any impairment losses. The carrying value of goodwill will be subject to annual impairment review and whenever events or changes in circumstances indicate that it may not be recoverable. An impairment charge will be recognised in the income statement when the results of such impairment review indicate that the carrying value of the goodwill is impaired.

It is management's view that the change in accounting policy will result in a more appropriate presentation of goodwill in the Group's financial statements and that this is in line with international best practice.

The change in accounting policy will be applied prospectively with effect from the current financial year as the resulting adjustment that relates to prior periods is not reasonably determinable. The comparative figures are therefore not restated.

In addition, the Group has complied with new approved accounting standards that are effective and applicable in the current financial year.

MASB 32, "Property Development Activities" became operative for financial periods commencing 1 January 2004. Consequently, in compliance with the Standard, "Real property assets" has been renamed as "Land held for property development".

b) Disclosure of Audit Report Qualification and Status of Matters Raised

The audit report of the Group's annual financial statements for the year ended 31 December 2003 was not qualified.

c) Seasonal or Cyclical Factors

The business operations of the Group's leisure and hospitality division are subject to seasonal fluctuations. The results are affected by major festive seasons and holidays.

d) Unusual Items Affecting Assets, Liabilities, Equity, Net Income or Cash Flow

There has not arisen in the current financial year ended 31 December 2004 of any nature and amount of items affecting assets, liabilities, equity, net income, or cash flows that are unusual because of their nature, size, or incidence other than the over provision of taxation in respect of prior years amounting to RM192.3 million as disclosed in note 5, Part II of this financial report.

e) ***Material Changes in Estimates***

There were no major changes in estimates of amounts reported in prior interim periods of the current financial year ended 31 December 2004 or that of prior financial years.

f) ***Changes in Debt and Equity Securities***

There were no issuance, cancellations, repurchases, resale and repayments of debt and equity securities for the current financial year ended 31 December 2004.

g) ***Dividends Paid***

Dividends paid for the current financial year ended 31 December 2004 are as follows:

	RM'000
Final dividend paid on 26 July 2004 for the financial year ended 31 December 2003: 9.5 sen less 28% tax per ordinary share of RM0.50 each	74,682
Interim dividend paid on 25 October 2004 for the financial year ended 31 December 2004: 9.0 sen less 28% tax per ordinary share of RM0.50 each	70,751
	145,433

h) ***Segment Information***

Segment analysis for the financial year ended 31 December 2004 is set out below:

	Leisure & Hospitality RM' 000	Properties RM' 000	Others RM' 000	Eliminations RM' 000	Total RM' 000
Revenue					
External	2,813,599	7,429	17,910	-	2,838,938
Inter segment	1,088	7,159	42,125	(50,372)	-
	2,814,687	14,588	60,035	(50,372)	2,838,938
Results					
Segment profit	879,633	(11,785)	3,063	-	870,911
Interest income					18,720
Finance cost					(68,548)
Share of results of associated company	12,798				12,798
Profit from ordinary activities before taxation					833,881
Taxation					(80,909)
Profit from ordinary activities after taxation					752,972
Minority shareholders' interest					382
Net profit for the year					753,354

i) ***Valuation of Property, Plant and Equipment***

There was no valuation of property, plant and equipment since the last financial year ended 31 December 2003.

j) ***Material Events Subsequent to the end of Financial Year***

There were no material events subsequent to the end of the current financial year that have not been reflected in the financial statements for the financial year ended 31 December 2004.

k) ***Changes in the Composition of the Group***

There have been no material changes in the composition of the Group for the current financial year ended 31 December 2004.

l) ***Changes in Contingent Liabilities or Contingent Assets***

There were no material changes in the contingent liabilities or contingent assets since the last financial year ended 31 December 2003 except for the following contingent asset as disclosed below:

Contingent Asset

Resorts World Limited ("RWL"), an indirect wholly-owned subsidiary of the Company, had in November 2000 disposed its interest of 10.3 million shares of NCL Holding ASA to Arrasas Limited ("Arrasas"), a wholly-owned subsidiary of Star Cruises Limited, which in turn is a 36% associate of the Group, at Norwegian Kroner ("NOK") 15 per share. The valuation proceedings at the Oslo City Court, ongoing since October 2001, culminated in the valuation court's decision on 5 December 2003, which fixed the redemption price at NOK 25 per share. Pursuant to this decision, Arrasas is required to pay NOK 10 per share (representing the amount in excess of NOK 15 per share as previously agreed under respective stock purchase agreements). Consequently, RWL may receive an additional consideration amounting to approximately RM64.9 million / USD17.06 million (2003: RM58.7 million / USD15.45 million). On 8 January 2004, Arrasas appealed the decision. The next hearing date is set on April 2005.

m) ***Capital Commitments***

Capital commitments not provided for in the financial statements as at 31 December 2004 are as follows:

	RM'000
Authorised property, plant and equipment expenditure not provided for in the financial statements :	
- contracted	150,404
- not contracted	455,097
	605,501

ADDITIONAL INFORMATION REQUIRED BY BURSA MALAYSIA – FOURTH QUARTER ENDED 31 DECEMBER 2004

Part II : Compliance with Appendix 9B of Bursa Malaysia Listing Requirements

1) *Review of Performance*

The results of the Group are tabulated below:

	INDIVIDUAL QUARTER			PRECEDING QUARTER		FINANCIAL YEAR TO DATE		
	4Q2004 RM'Mil	4Q2003 RM'Mil	% +/-	3Q2004 RM'Mil	% +/-	2004 RM'Mil	2003 RM'Mil	% +/-
Revenue								
Leisure & Hospitality	**703.9**	725.1	*-3*	652.9	*+8*	**2,813.6**	2,654.3	*+6*
Properties	**1.9**	4.5	*-58*	2.0	*-5*	**7.4**	9.3	*-20*
Proceeds from sale of quoted shares	-	-	-	-	-	**0.9**	30.7	*-97*
Others	**3.3**	2.4	*+38*	2.1	*+57*	**17.0**	14.1	*+21*
	709.1	732.0	*-3*	657.0	*+8*	**2,838.9**	2,708.4	*+5*
Profit Before Tax								
Leisure & Hospitality	**140.1**	266.5	*-47*	203.0	*-31*	**880.5**	894.5	*-2*
Properties	**(14.3)**	2.0	*->100*	0.9	*->100*	**(11.8)**	3.9	*->100*
Others	**(1.3)**	(0.4)	*->100*	0.6	*->100*	**2.2**	1.1	*+100*
	124.5	268.1	*-54*	204.5	*-39*	**870.9**	899.5	*-3*
Interest income	**5.4**	5.0	*+8*	5.5	*-2*	**18.7**	20.4	*-8*
Finance cost	**(18.5)**	(15.2)	*-22*	(17.3)	*-7*	**(68.5)**	(73.2)	*+6*
Share of results of associated company	**(41.6)**	(125.4)	*+67*	67.9	*->100*	**12.8**	(88.0)	*+>100*
Profit before tax	**69.8**	132.5	*-47*	260.6	*-73*	**833.9**	758.7	*+10*

The Group registered revenue and profit before tax of RM709.1 million and RM69.8 million respectively for the current quarter. This is a decrease of 3% and 47% respectively compared to the previous year's corresponding quarter.

The decrease in the current quarter's revenue is mainly attributable to the lower luck factor in the premium player business despite achieving a higher volume of business.

The decrease in the current quarter's profit before tax of the Leisure and Hospitality segment is mainly due to lower luck factor in the premium player business, fixed assets written off and assets impairment losses. The Properties segment also reported lower profits which is mainly due to capitalised expenditure written off amounting to RM15.1 million. This is partly mitigated by the lower share of losses from the associate company, Star Cruises Limited by RM83.8 million.

The Group registered revenue and profit before tax of RM2,838.9 million and RM833.9 million respectively for the current financial year ended 31 December 2004. This is an increase of 5% and 10% respectively compared to the previous year's corresponding period.

The increase in the current financial year's revenue is mainly attributable to the better underlying performance in the leisure and hospitality segment, which was mainly due to higher visitor arrivals. The higher profit in the current financial year is mainly due to higher share of profit from the associate company, Star Cruises Limited.

The Leisure and Hospitality segment reported a lower profit for the current financial year mainly due to fixed assets written off and assets impairment losses.

2) ***Material Changes in Profit Before Taxation for the Current Quarter as compared with the Immediate Preceding Quarter***

The Group registered a profit before tax of RM69.8 million in the current quarter as compared to RM260.6 million in the preceding quarter.

The lower profit is mainly due to the share of losses of Star Cruises Limited of RM41.6 million in the current quarter as compared to the share of profit of RM67.9 million in the preceding quarter. The profit is further reduced by the lower luck factor in the premium player business, fixed assets written off and assets impairment losses incurred in the quarter.

3) ***Prospects***

In line with the government's continuing policy to promote Malaysia as an international tourist destination and barring unforeseen circumstances, the Group's performance is expected to be satisfactory for the coming financial year.

4) ***Variance of Actual Profit from Forecast Profit***

The Group did not issue any profit forecast or profit guarantee for the year.

5) ***Taxation***

Taxation charges for the current quarter and current financial year ended 31 December 2004 are as follows:

	Current quarter RM'000	**Current financial year ended 31 December 2004 RM'000**
Current Taxation		
Malaysian taxation	40,435	246,440
Deferred Taxation	6,301	5,286
	46,736	251,726
Share of tax in associated company	413	1,330
	47,149	253,056
Under/(Over) provision in respect of prior years		
Income taxation	(192,297)	(192,347)
Deferred taxation	20,287	20,200
	(124,861)	80,909

The effective tax rate of the Group for the current quarter, before the adjustment of taxation in respect of prior years, is higher than the statutory tax rate mainly due to the share of losses of an associate company and non-deductibility of certain expenses for tax purposes.

The effective tax rate of the Group for the current financial year to date, before the adjustment of taxation in respect of prior years, is higher than the statutory tax rate mainly due to the non-deductibility of certain expenses for tax purposes.

6) ***Profit on Sale of Unquoted Investments and/or Properties***

The results for the current quarter and current financial year ended 31 December 2004 do not include any profit or loss on sale of unquoted investments and properties which are not in the ordinary course of business.

7) Quoted Securities other than Securities in Existing Subsidiary and Associated Companies

(a) The dealings in quoted securities for the current quarter and financial year ended 31 December 2004 are as follows:

	Current quarter	Current financial Year ended 31 December 2004
	RM'000	RM'000
Total purchases at cost	15,470	77,029
Total disposal proceeds	-	915
Total gain on disposals	-	557

(b) The details of the investments in quoted shares excluding the investments in subsidiary companies and associated companies as at 31 December 2004 are set out below:

	RM'000
Total investments at cost	115,593
Total investments at book value	115,593
Total investments at market value	245,848

8) Status of Corporate Proposals Announced

On 2 June 2004, the Company announced that Genting Irama Sdn Bhd ("GISB"), a wholly-owned subsidiary of the Company, has signed a Joint Venture Agreement ("JVA") with INTI Higher Learning Centre Sdn Bhd ("IHLC"), to establish a joint venture company for the purpose of operating a college to be named as Kolej Antarabangsa Genting INTI. As at the date of this report, a joint venture company, Genting INTI Education Sdn Bhd was incorporated on 21 July 2004 with an issued and paid-up share capital of 200,000 ordinary shares of RM1.00 each, which are held in equal shares by GISB and IHLC.

As at 18 February 2005, the completion of the Joint Venture is still outstanding pending the fulfilment of the other conditions precedent.

9) Group Borrowings and Debt Securities

The details of the Group's borrowings are as set out below:

	As at 31 December 2004		
		Foreign currency '000	RM Equivalent '000
Short term borrowings	Unsecured	USD 109,037	414,343
Long term borrowings	Unsecured	USD 152,813	580,688
			995,031

10) Off Balance Sheet Financial Instruments

As at 18 February 2005, the Group has the following off balance sheet financial instruments:

(a) Foreign Currency Contracts

Currency	Contract Amounts '000	Transaction Date	Expiry Date
US Dollars	3,381	01/10/2004	24/11/04 to 25/7/2005

As the above foreign currency contracts are entered into to cover the Group's commitments in foreign currencies, the contracted rates will be used to translate the underlying foreign currency transactions into Ringgit Malaysia. The above contracts are entered into with licensed banks.

(b) USD Interest Rate Swap ("IRS")

(i) On 25 April 2001, the Group had drawndown a loan amounting to USD200 million which was subjected to a floating interest rate based on LIBOR. On 25 April 2003, USD40 million was repaid. The balance outstanding on this loan amounts to USD160 million.

The outstanding IRS agreements entered into by the Group in respect of the loan are as follows:

Transaction Date	Effective Date of Commencement	Maturity Dates	Outstanding Contract Amounts USD '000
13 August 2001	25 October 2001	25/04/2005 to 25/04/2006	24,000
16 August 2001	25 October 2001	25/04/2005 to 25/04/2006	24,000
22 August 2001	25 October 2001	25/04/2005 to 25/04/2006	16,000
30 August 2001	25 October 2001	25/04/2005 to 25/04/2006	16,000
08 May 2002	25 July 2002	25/04/2005	10,000
08 May 2002	25 July 2002	25/04/2006	10,000
24 July 2003	25 October 2003	25/04/2005	30,000
24 July 2003	25 October 2003	25/04/2006	30,000
Total			160,000

The above swaps effectively fix the interest rate payable on that tranche of the loan from the respective effective dates of commencement of contracts and up to their respective maturity dates as set out above.

(ii) On 27 November 2002, the Group had drawndown a loan amounting to USD53 million which was subjected to a floating interest rate based on LIBOR. On 29 November 2004, USD13.25 million was repaid. The balance outstanding on this loan amounts to USD39.75 million.

The outstanding IRS agreements entered into by the Group in respect of the loan are as follows:

Transaction Date	Effective Date of Commencement	Maturity Dates	Outstanding Contract Amounts USD '000
11 June 2003	27 May 2003	28/11/2005 to 27/11/2007	19,101
16 January 2004	28 May 2004	28/11/2005 to 27/11/2007	20,649
Total			39,750

The above IRS effectively swap the interest rate payable from floating rate to floating rate in arrears subjected to a cap on the LIBOR of 5% per annum from the respective effective dates of commencement of contracts and up to their respective maturity dates.

(iii) On 24 November 2003 and 11 December 2003, the Group had drawndown total loans amounting to USD46.35 million which were subjected to floating interest rates based on LIBOR.

Subsequently, the Group entered into IRS agreements as follows:

Transaction Date	Effective Date of Commencement	Maturity Dates	Outstanding Contract Amounts USD '000
12 April 2004	24 May 2004	25/11/2005 to 24/11/2008	18,000
12 April 2004	11 June 2004	12/12/2005 to 11/12/2008	5,175
13 April 2004	24 May 2004	25/11/2005 to 24/11/2008	18,000
07 May 2004	11 June 2004	12/12/2005 to 11/12/2008	5,175
Total			46,350

The above swaps effectively fix the interest rate payable on that tranche of the loan from the respective effective dates of commencement of contracts and up to their respective maturity dates as set out above.

These instruments are executed with creditworthy financial institutions and the Directors are of the view that the possibility of non-performance by these financial institutions is remote on the basis of their financial strength.

The Group uses derivative financial instruments including interest rate swap and currency swap agreements in order to limit the Group's exposure in relation to its underlying debt instruments resulting from adverse fluctuations in interest rates or foreign currency exchange rates and to diversify sources of funding. The related interest differentials under the swap agreements are recognised over the terms of the agreements as interest expense.

11) Changes in Material Litigation

There are no pending material litigations as at 18 February 2005.

12) *Dividend Proposed or Declared*

(a) (i) A final dividend for the current financial year ended 31 December 2004 has been recommended by the Directors for approval by shareholders.

(ii) The recommended final dividend, if approved, shall amount to 11.0 sen per ordinary share of 50 sen each, less 28% tax.

(iii) The final dividend paid in respect of the previous financial year ended 31 December 2003 amounted to 9.5 sen per ordinary share of 50 sen each, less 28% tax.

(iv) The date of payment of the recommended final dividend shall be determined by the Directors and announced at a later date.

(b) Total dividend payable for the current financial year ended 31 December 2004, including the above recommended final dividend, if approved, would amount to 20.0 sen per ordinary share of 50 sen each, less 28% tax.

13) *Earnings per share ("EPS")*

(a) The earnings used as the numerator in calculating basic and diluted earnings per share for the current quarter and financial year ended 31 December 2004 are as follows:

	Current quarter	Current financial year ended 31 December 2004
	RM'000	RM'000
Net profit for the period (used as numerator for the computation of Basic and Diluted EPS)	194,779	753,354

(b) The weighted average number of ordinary shares used as the denominator in calculating basic and diluted earnings per share for the current quarter and financial year ended 31 December 2004 are as follow:

	Current quarter	Current financial year ended 31 December 2004
	Number of shares	Number of shares
Weighted average number of ordinary shares in issue (used as denominator for the computation of Basic EPS)	1,091,843,334	1,091,843,334
Adjustment for share options granted under the Executive Share Option Scheme For Eligible Executives of Resorts World Bhd	30,856	29,409
Weighted average number of ordinary shares in issue (used as denominator for the computation of Diluted EPS)	1,091,874,190	1,091,872,743

TAN SRI LIM KOK THAY
Chairman, President and Chief Executive
RESORTS WORLD BHD

25 February 2005